Prana prepares for next steps in the PBT2 development path to market and commercialization with key appointments strategy

Melbourne – 1 August, 2013: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) has today announced the first of several key appointments in the near term to advance PBT2 into late stage and pre-market clinical development of PBT2 as a treatment for Alzheimer’s and Huntington diseases.

Dr Peter Smith has been engaged to drive business development for Prana’s lead drug PBT2 globally at an important time for Prana with results from Phase II clinical trials for Huntington’s and Alzheimer’s disease expected in October 2013 and March 2014 respectively.

Prana will shortly also be making senior appointments in Toxicology, Manufacturing and Clinical Operations to support the company’s plans to accelerate PBT2 into prospective Phase III studies.

Dr Peter Smith is a seasoned senior executive in the biotechnology industry with substantial experience in negotiating global licensing deals, finance and operational roles, including CEO of Alchemia from 2006 until earlier this year where he secured a global partnership with Dr Reddy’s. Prior to Alchemia, Dr Smith was CEO and Managing Director of Amrad, Chairman and CEO of Cerylid Biosciences and founded the UK-based cancer vaccine company Onyvax. He has also held senior roles in the banking industry.

Prana Biotechnology Executive Chairman Geoffrey Kempler said: “Prana is entering an exciting period of its history as we near reporting on our two Phase II trials of PBT2.”

“These appointments are essential as we plan for the future in delivering innovative therapies in these diseases for which today, there is no cure. We are very pleased to have someone of Peter’s calibre working alongside us to capitalise on growing interest in PBT2 as we progress its path to market and look forward to announcing future appointments shortly.”

ENDS

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts: USA: Vivian Chen Grayling T: +1 646-284-9472 Vivian.Chen@grayling.com	Australia: Investor Relations Rebecca Wilson T: +61 3 8866 1216 E: rwilson@buchanwe.com.au	Media Relations Ben Oliver T: +61 3 8866 1233 E: boliver@buchanwe.com.au

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